November 25, 2009

VIA EDGAR AND BY HAND

Mail Stop 4720

Mr. Jeffrey P. Riedler, Assistant Director
Ms. Suzanne Hayes, Branch Chief
Mr. Michael Rosenthall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Nuokang Bio-Pharmaceutical Inc.
Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-163250)

Dear Mr. Riedler, Ms. Hayes and Mr. Rosenthall:

On behalf of our client, China Nuokang Bio-Pharmaceutical Inc. (the “Company”), we enclose for filing via EDGAR the Company’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (the “Registration Statement”). We will be hand delivering to you five courtesy copies of this letter and Amendment No. 1 (excluding the exhibits), which has been marked to show changes to the Registration Statement filed with the Commission on November 20, 2009.

Set forth below are the Company’s responses to the comments contained in the letter dated November 24, 2009 from the Staff. The Staff’s comments are reproduced for your ease of reference.

The Company intends to price the proposed offering on December 9, 2009, subject to resolving any remaining comments of the Staff and market conditions. Accordingly, the Company would be grateful if the Staff could respond to this letter as soon as practicable.

November 25, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Estimates, page 70

Share-based Compensation, page 73

1.	Please disclose the amount of compensation expense that will be recorded upon the consummation of the proposed offering for the 960,000 options granted to non-employees, or tell us why you believe that no disclosure is required under Item 303 of Regulation S-K. We note that the measurement date for these awards has not yet occurred, and the midpoint of the proposed offering range significantly exceeds the exercise price of these awards.

In response to the Staff’s comments, the Company has revised the disclosure on page 75.

The Company calculated the estimated fair value of the 960,000 share options granted to non-employees upon the completion of the proposed offering using the Black-Scholes pricing model with the following key assumptions, to the Company’s best knowledge, as of the date of Amendment No. 1:

Risk-free interest rates	0.15%
Expected term	0.1 year
Expected volatility	65.53%
Expected dividend yield	0%
Fair value per share of ordinary shares (midpoint price per share based on the proposed offering price range)	$1.375
Fair value per each share option	$0.91

Financial Statements for the Interim Period Ending September 30, 2009

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 13. Net Income Per Share, page F-81

2.	Please revise to add the note heading for Net Income Per Share as it appears to be missing between the end of note 12 at the bottom of page F-80 and the text at the top of page F-81.

In response to the Staff’s comments, the Company has added the note heading for “Net Income Per Share” on page F-81.

Note 14. Share Option Plan, page F-82

3.	Please tell us how you calculated the disclosed intrinsic values of US$1,068,911 for the employee options and US$181,152 for the non-employee options at September 30, 2009. Based on your disclosed fair value per ordinary share of $0.78 on October 11, 2008, and the increase in your equity valuation from that date through September 30, 2009, it would appear that the intrinsic value of the awards would be significantly higher than the amounts disclosed. Revise your disclosures as appropriate.

In response to the Staff’s comments, the Company has revised its disclosure on pages F-49, F-51, F-83 and F-85. The aggregate intrinsic values in the revised disclosure were calculated as follows:

November 25, 2009

Aggregate intrinsic value of share options outstanding at each reporting date

	Fair value per ordinary share	Exercise price of share options granted	Number of outstanding share options	Aggregate intrinsic value
	(US$)	(US$)		(US$’000)
	a	b	c	d=(a-b)*c
Share Options Granted to Employees
As of December 31, 2007				1,039
- Granted in December 2007	0.6502	0.4613	5,500,000	1,039
As of December 31, 2008				1,896
- Granted in December 2007	0.7986	0.4613	5,380,000	1,815
- Granted in October 2008	0.7986	0.7250	1,100,000	81
As of September 30, 2009				3,405
- Granted in December 2007	1.0451	0.4613	5,230,000	3,053
- Granted in October 2008	1.0451	0.7250	1,100,000	352

Share Options Granted to Non-Employees
As of December 31, 2007	0.6502	0.4613	960,000	181
As of December 31, 2008	0.7986	0.4613	960,000	324
As of September 30, 2009	1.0451	0.4613	960,000	560

Aggregate intrinsic value of share options expected to vest at each reporting date

	Fair value per ordinary share	Exercise price of share options granted	Number of share options expected to vest	Aggregate intrinsic value
	(US$)	(US$)		(US$’000)
	a	b	c	d=(a-b)*c
Share Options Granted to Employees
As of December 31, 2007				1,024
- Granted in December 2007	0.6502	0.4613	5,421,900	1,024
As of December 31, 2008				1,798
- Granted in December 2007	0.7986	0.4613	5,098,972	1,720
- Granted in October 2008	0.7986	0.7250	1,065,263	78
As of September 30, 2009				3,296
- Granted in December 2007	1.0451	0.4613	5,062,690	2,955
- Granted in October 2008	1.0451	0.7250	1,064,810	341

Share Options Granted to Non-Employees
As of December 31, 2007	0.6502	0.4613	960,000	181
As of December 31, 2008	0.7986	0.4613	960,000	324
As of September 30, 2009	1.0451	0.4613	960,000	560

Explanatory Notes

In addition to the revisions to the Registration Statement set forth above, the Company has also made the following revisions in Amendment No. 1:

•	adding another corporate website address of the Company on page 10;

•

correcting a technical error in the HTML version of the bar chart on the development status of the Company’s principal products, product under exclusive distributorship and product candidates on page 108;

•	revising the disclosure relating to the payment of the legal fees and expenses incurred by the selling shareholders in the proposed offering on pages 182 and 187.

*        *        *

November 25, 2009

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2503 (work) or (852) 9124-8324 (mobile), Eugene Y. Lee at (852) 2912-2515 (work) or (852) 9192-7430 (mobile), or Fan Zhang at (852) 2912-2506 (work) or (852) 9336-7411 (mobile).

Very truly yours,

/s/ David T. Zhang
David T. Zhang of LATHAM & WATKINS

Enclosures

cc:

Baizhong Xue, Chairman and Chief Executive Officer

Robert Pu, Chief Financial Officer

Eugene Y. Lee, Esq., Latham & Watkins, Hong Kong

Fan Zhang, Esq., Latham & Watkins, Hong Kong

Alan Seem, Esq., Shearman & Sterling LLP, Beijing

George Chan, Ernst & Young Hua Ming, Shanghai